January 25, 2007

Zev M. Bomrind

T: (212) 479-6113
F: (212) 479-6275
zbomrind@cooley.com

VIA Federal Express and EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Peggy Fisher, Assistant Director

Re:	MedaSorb Technologies Corporation
Amendment No. 2 to Registration
Statement on Form SB-2
File No. 333-138247

Ladies and Gentlemen:

Concurrently herewith, MedaSorb is filing Amendment No. 2 to its Registration Statement. Separate copies of this letter are being transmitted directly to members of the Staff engaged in the review process, together with six printed copies of Amendment No. 2, of which three are blacklined to show changes from Amendment No. 1 to the Registration Statement . Set forth below are MedaSorb’s responses to the Commission’s comment letter from Peggy Fisher to Al Kraus dated January 10, 2007.

The responses are numbered to correspond to the numbered paragraphs of the comment letter. Except as otherwise noted, all information in this response has been provided by MedaSorb.

Annex A to this letter, referenced in responses 6 and 9 below, contains excerpts from filings made by MedaSorb with the FDA with respect to studies of its BetaSorb™ device. These excerpts contain non-public information the disclosure of which, in MedaSorb’s belief, may be harmful to its business. Accordingly, MedaSorb respectfully requests that the Commission not permit Annex A to this letter to be made publicly available.

Fee Table

1.   The fee table included in MedaSorb’s initial filing reflected the registration of 17,086,181 shares of Common Stock. As noted in our letter dated December 11, 2006 submitted in connection with Amendment No. 1, we have elected not to register shares of Margie Chassman at this time, resulting in the reduction of the shares reflected on the Prospectus cover page of Amendment No.1 by 2,913,000, to 14,173,181 shares. In addition, with the filing of Amendment No. 2, MedaSorb eliminated an additional 4,860,908 shares as per comment 12 of the Commission’s letter dated January 10, 2007, so that the Prospectus cover page of the Registration Statement now reflects the offering of a total of 9,312,273 shares of Common Stock.

1114 AVENUE OF THE AMERICAS NEW YORK, NY 10036-7798 T: (212) 479-6000 F: (212) 479-6275 WWW.COOLEY.COM

Securities and Exchange Commission
January 25, 2007
Page Two

Prospectus Summary

Summary of Our Business

2.  We have revised the disclosure in the first paragraph and in other applicable places to reflect the status of MedaSorb’s efforts to obtain FDA approval and disclose that such approval is not assured.

3.  We have deleted all references to the safety and effectiveness of MedaSorb’s products. However, we do include a statement that the CytoSorb™ product has been demonstrated to safely interact with blood (hemocompatibility), as per completed ISO 10993 testing.

4.  We have explained how blood moves through the patient and cylinder. We have also replaced the term “luer fitting” with “connector,” explained the term “extra corporeal circuit (bloodlines)” and clarified the description of the device.

5.  We have clarified the Company’s disclosure with respect to the number of patients who participated in the study. We have also clarified that the studies conducted to date were not done in conjunction with obtaining FDA approval.

6.  Attached as Annex A to this letter is a Study Synopsis submitted to the FDA on November 10, 2005 in connection with MedaSorb’s Investigational Device Exemption (IDE) application G000042, Supplement 21, for its BetaSorb™ device. The Study Synopsis supports the statements made in the Prospectus Summary and elsewhere in the Prospectus with respect to the results of studies of the BetaSorb™ device. The last page of Annex A is the “Conclusions” paragraph of the full study report submitted to the FDA on November 10, 2005. As set forth in Annex A, the study submitted to the FDA demonstrates the ability of the BetaSorb™ device to remove beta2-microglobulin from the blood of patients suffering from chronic kidney failure.

We also refer the Commission to the 2004 article by Dr. Kellum in Critical Care Medicine demonstrating the ability of CytoSorb™ to adsorb cytokines and its impact on rat mortality, which article was included as Tab 8 to Annex A of our December 13, 2006 letter. In addition, Tab 9 to Annex A of the December letter is an article appearing in the journal Blood Purification, which reports on the results of a study conducted in Italy on the treatment of two long-term dialysis patients with MedaSorb’s BetaSorb™ device.

Other than Limited FDA Approved Testing

7.  We have deleted the reference to FDA approved testing, as requested.

Principal Terms of the Series A Financing

8.  We respectfully submit that the four institutional investors have been continuously subject to market risk since June 30, 2006, the date of the closing of their purchase of MedaSorb’s securities, and that they purchased the shares of Series A Preferred Stock in a completed private placement that can be registered for resale.

Securities and Exchange Commission
January 25, 2007
Page Three

A. The institutional investors are at market risk.

Market risk is the risk of loss due to adverse change in market rates and prices. Since their purchase of the Series A Preferred Stock, the four institutional investors have been subject to economic and market risks of ownership, with no assurance of their ability to sell the shares pursuant to an effective registration statement or other exemption from registration, at a profit, in a liquid market or at all. These risks have not been eliminated by the pledge of third party securities from Ms. Chassman, to which MedaSorb is not a party. There is no assurance that the investors will be able to sell the pledged securities for a sufficient amount to offset losses, if any, suffered from the sale of MedaSorb’s shares. In fact, as of December 11, 2006, for example, the value of the pledged securities had declined from the date of pledge from approximately $5.8 million to approximately $1.9 million, while the shares of Common Stock underlying the Series A Preferred Stock issued to the four institutional investors had declined by close to $2.9 million, from $5.25 million (based on the $1.25 conversion price) to approximately $2.4 million. Accordingly, at such date, even with the benefit of the pledge, the value of the institutional investors’ investment had declined by almost $1 million. Although the value of their investment has since appreciated due to a rise in the market price of MedaSorb Common Stock (as well as in the pledged securities), the above facts conclusively demonstrate that the institutional investors have been, and continue to remain, subject to market risk with respect to their investment in MedaSorb.

The Commission has made clear that an investor is subject to the risk of loss due to adverse market changes when the investor is irrevocably bound to purchase a set number of securities at a set price, and conditions to closing are not within the investor’s control (See Manual of Publicly Available Telephone Interpretations, A. Securities A Sections, 71; 3S and 4S of the March 2000 Supplement to the Manual; and Black Box, Inc., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶79,510 (June 26,1990).

The four institutional investors irrevocably committed to purchase all of the securities in the June 30, 2006 private placement at a set price per share upon their execution of the subscription agreement dated June 29, 2006 in the form filed as Exhibit 4.3 to the Registration Statement. The closing of that purchase occurred on the next day, June 30, 2006, at the price set forth in the subscription agreement. The proceeds of the purchase price (net of fees and other closing costs) were released to MedaSorb on June 30, 2006. Having entered into the subscription agreement, the investors could not thereafter cause the closing of the private placement to occur or not to occur. The investors irrevocably purchased and paid for the securities sold to them. Since the date of purchase, the investors have had no mechanism to redeem, put or otherwise require MedaSorb to repurchase the securities. Therefore, the investors were, and continue to remain at market risk with respect to the shares they purchased.

B. The transaction is a completed private placement.

Item 4S of the SEC’s Manual of Publicly Available Telephone Interpretations (March 1999 Supplement) indicates that a private placement will be deemed to have closed prior to a registered offering when all sales necessary to terminate the private offering have been completed prior to the filing of the registration statement.

Securities and Exchange Commission
January 25, 2007
Page Four

The private placement was complete upon the transfer of funds to MedaSorb on June 30, 2006 and prior to the filing of the Registration Statement. Therefore, all transactions necessary to complete the sale of the shares to the private investors occurred well in advance of the initial filing of the registration statement on October 27, 2006. Since the date of purchase, the investors have owned the securities purchased with no mechanism to divest themselves of ownership other than through a sale to a third party. Therefore, the private placement had closed prior to the filing of the Registration Statement.

As demonstrated, the institutional investors have been at market risk since June 30, 2006, the date the private placement to them was completed. We therefore respectfully submit that the shares of Common Stock underlying the securities they purchased on that date can be registered for resale.

Products

9.  We have revised the disclosure to explain that the common thread for all potential applications cited in the Prospectus is the possible ability of MedaSorb’s products to remove middle molecular weight toxins, such as cytokines, circulating in the blood. We have also emphasized throughout the Prospectus the limited nature of MedaSorb’s testing. We have also reiterated the limited extent of MedaSorb’s studies (on what were previously pages 23 and 30).

We respectfully refer the Commission to the articles provided at Tabs 1,2, 3, 4, 5 and 6 to Annex A of our letter dated December 13, 2006, which discuss the relationship of cytokines to sepsis, kidney failure, liver failure, cardiopulmonary bypass surgery, and brain-death and organ donation. We also refer the Commission to the 2004 article by Dr. Kellum in Critical Care Medicine demonstrating the ability of CytoSorb™ to adsorb cytokines and its impact on rat mortality, which article was included as Tab 8 to Annex A of the December letter. In addition, Tab 9 to Annex A of the December letter, an article appearing in the journal Blood Purification, reports on the results of a study conducted in Italy on the treatment of two long-term dialysis patients with MedaSorb’s BetaSorb™ device. Other than as forth above, there have been no other published studies with respect to the tests conducted using MedaSorb’s devices. We also refer the Commission to response 6 above and Annex A to this letter.

Commercial and Research Partners

10.  The disclosure has been clarified as requested with respect to the University of Pittsburgh Medical Center (UPMC) study and the SubAward Agreement. As previously noted, the sepsis study contemplates a five year term. Although the initial SubAward Agreement, related only to the first year, the study contemplates MedaSorb’s participation for each of the five years, and both MedaSorb and UPMC are continuing to operate as such. The disclosure has been revised however to indicate that MedaSorb’s continued participation in the study is subject to its performance and an annual review by UPMC. As indicated in the Prospectus, MedaSorb believes the $7 million figure is relevant because the study has been undertaken to study the use of adsorbent polymer technology in the treatment of sepsis, and to its knowledge, the only adsorbent polymers being used in the study are MedaSorb’s proprietary adsorbent polymers.

Securities and Exchange Commission
January 25, 2007
Page Five

Competition

11.  We have expanded the disclosure to describe more specifically how MedaSorb’s products work and how they differ from traditional dialysis.

Selling Stockholders

12.  We are not registering the penalty shares at this time and have revised the Registration Statement accordingly.

Financial Statements

Note 4 Stockholders’ Equity

13.  MedaSorb has considered the guidance of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Common Stock, and SFAS 133, Accounting for Derivative Instruments and Hedging Activities (as amended). MedaSorb has concluded that the conversion feature embedded in the convertible preferred stock only provides for physical settlement and there are no net settlement features. Accordingly, the Company has concluded that the conversion feature is not considered a derivative under EITF 00-19 and SFAS 133.

14.  Note 3 of the September 30, 2006 financial statements has been revised to disclose the nature of the contingencies relating to the issuance of the 10 million shares and how they were met.

If you have any comments or questions regarding this letter or Amendment No. 1, please do not hesitate to call the undersigned at (212) 479-6113 or Alison Newman at (212) 479-6190.

Sincerely yours,

Zev M. Bomrind

Annex A

EXCERPTS FROM NOVEMBER 10, 2005 FDA SUBMISSION